Shareholder Rebuttal to Deere & Company Opposition Statement
Regarding Reporting on Feasibility of Net Zero GHG Emissions by 2030

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Deere & Company
NAME OF PERSON RELYING ON EXEMPTION: Jantz Management LLC
ADDRESS OF PERSON RELYING ON EXEMPTION: 470 Atlantic Avenue, 4th Floor, Boston, MA 02210

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Deere shareowners are encouraged to vote FOR stockholder proposal #2:

Resolved: Shareholders request that the Board of Directors generate a feasible plan for the Company to reach a net-zero greenhouse gas emission status by the year 2030 for all aspects of the business which are directly owned by the Company, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel, and to report the plan to shareholders at reasonable expense, excluding confidential information, by June 2016.

Overview
The Proponent believes that the recent Paris Agreement’s more aggressive target to limit global warming to no more than 1.5 degrees Celsius above pre-industrial levels is a more expeditious call to action than currently planned in Deere’s current business goals. The proponent believes that reaching the Paris Agreement’s more aggressive goal requires planning now for zero greenhouse gas (GHG) emissions by 2030. In order to hold the global warming temperature to no more than 1.5 degrees Celsius, corporations and nations alike must reach net-zero GHG emissions as soon as possible.  In the opinion of the Proponent, in order to sustain Deere’s environmental stewardship and to do its part to cut carbon emissions that will continue to raise global temperatures, the Company must consider how its facilities can reach the status of net-zero GHG emissions.

The Proponent feels that the fact that a major industrial corporation has committed to becoming carbon neutral by 2030 proves the feasibility of this proposal’s request.
Despite Deere management’s assertion that “a goal of achieving net-zero GHG emissions by 2030 . . . is neither reasonable nor feasible,” the Proponent points to Siemens, an industrial firm that produces its own products, to demonstrate the feasibility of the Proposal’s request. Siemens reported this past fall that it “aims to be the world's first major industrial company to achieve a net-zero carbon footprint by 2030.” Furthermore, Siemens expects to demonstrate bottom line benefits of “annual savings of €20 million expected” on a “€100 million investment in improving energy efficiency.”

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on stockholder proposal number 2 following the instruction provided on the management’s proxy mailing.

Despite the Company’s assertions, its current plans for GHG reduction will only offset a small portion of the manufacturing emissions.
Deere’s current “goal of reducing its GHG emissions and its energy consumption per ton of production by 15% from 2012 through 2018” is by now (2016) a short term goal that fails to address 85% of its GHG emissions. The Proponent is requesting Deere to report on a longer term goal to reach net zero emissions over the next 15 years.

The assertive goal of net zero GHG emissions by 2030 is crucial for both the safety of the environment and for shareholder value.
On December 12, 2015, 196 parties at the U.N Climate Change Conference reached an agreement in Paris to prevent climate change to an average global warming to 2 degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial temperatures and it strives for a limit of 1.5 degrees Celsius (2.7 degrees Fahrenheit) if possible. The agreement calls for zero net anthropogenic greenhouse gas emissions to be reached during the second half of the 21st century. In the adopted version of the Paris Agreement, the parties will also ‘pursue efforts to’ limit the temperature increase to 1.5 °C. As reported by CNN, “to hit the 1.5 degree goal, [zero net carbon emissions] needs to happen sometime between about 2030 and 2050, according to the researchers [the author] spoke with.”

Whereas, Deere cites its reputation as “a good steward of the environment, with a particular focus on reducing its GHG emissions,” the proponent believes that preparing the requested report would bolster Deere’s reputation for its commitment to responsible environmental stewardship—enhancing corporate credibility, brand and therefore shareholder value.

Conclusion:
The Proponent believes that pursuing efforts to limit the temperature increase to 1.5 degrees Celsius requires that Deere and others plan now to get to net zero emissions by 2030. At least one major industrial firm has already taken on this goal, and we believe that Deere has the leadership and resources to create an effective and sustainable plan.

We urge you to vote “FOR” stockholder proposal #2. Should you have any proposal-specific questions please feel free to contact us at info@jantzmgmt.com.

Jantz Management LLC

Date: January 19, 2016	By:	/s/ Christine J. Jantz
Christine J. Jantz
President

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on stockholder proposal number 2 following the instruction provided on the management’s proxy mailing.